SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ServiceSource International, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

81763U100
(CUSIP Number)

Rishi Bajaj

Managing Principal

Altai Capital Management, L.P.

230 West 56th Street, Apt. 53C

New York, New York 10019

212-201-5734

with a copy to:

Marc Weingarten

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

212-756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 15, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [☐].

(Page 1 of 8 Pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81763U100	SCHEDULE 13 D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Altai Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,275,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,275,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,275,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.92%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 81763U100	SCHEDULE 13 D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Altai Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,275,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,275,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,275,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.92%
14	TYPE OF REPORTING PERSON HC, OO

CUSIP No. 81763U100	SCHEDULE 13 D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Rishi Bajaj
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,275,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,275,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,275,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.92%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 81763U100	SCHEDULE 13 D	Page 5 of 8 Pages

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Act, the undersigned hereby amend the Schedule 13D originally filed on June 27, 2014, as amended by Amendment No. 1 to the Schedule 13D filed on September 5, 2014, as amended by Amendment No. 2 to the Schedule 13D filed on November 17, 2014, as amended by Amendment No. 3 to the Schedule 13D filed on June 2, 2016 (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.0001 per share (the “Common Stock”), of ServiceSource International, Inc., a Delaware corporation (the “Company” or the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends Items 2, 3 and 5 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

Items 2(a) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a) This Schedule 13D is filed by: (i) Altai Capital Management, L.P., a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (“Investment Manager”); (ii) Altai Capital Management, LLC, a Delaware limited liability company (“IMGP”); and (iii) Mr. Rishi Bajaj.

Each of the foregoing is referred to as a “Reporting Person” and collectively as, the “Reporting Persons.” Accordingly, the Reporting Persons are hereby filing this joint Schedule 13D.

This Schedule 13D relates to the Common Stock held for the account of Altai Capital Osprey, LLC, a Delaware limited liability company (“Osprey”) and an account separately managed by Investment Manager (the “Separately Managed Account”). Investment Manager serves as investment manager to each of Osprey and Separately Managed Account. Each of Investment Manager, IMGP and Mr. Bajaj may be deemed to have voting and dispositive power over the Common Stock held for the account of each of Osprey and Separately Managed Account

(c) The principal business of Investment Manager is serving as the investment manager of certain investment funds, including Osprey and Separately Managed Account. The principal business of IMGP is serving as the general partner of Investment Manager. The principal business of Mr. Bajaj is serving as managing principal of Investment Manager and member of IMGP.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

A total of approximately $850,709 (excluding brokerage commissions) in the aggregate was used to purchase the Common Stock held by the Separately Managed Account; such Common Stock was purchased prior to Investment Manager being appointed as the investment manager of the Separately Managed Account. The source of the funds used to acquire the Common Stock held by the Separately Managed Account is the working capital available to the Separately Managed Account.

CUSIP No. 81763U100	SCHEDULE 13 D	Page 6 of 8 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of the date hereof, the Reporting Persons beneficially own an aggregate 5,275,900 shares of Common Stock, which Common Stock may be deemed to be beneficially owned by each of the Investment Manager, IMGP and Mr. Bajaj, and which represent approximately 5.92% of the Issuer’s currently outstanding Common Stock. All percentages set forth herein are based upon a total of 89,189,275 shares of Common Stock outstanding as of July 31, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, filed with the Securities and Exchange Commission on August 7, 2017. For purposes of disclosing the number of shares of Common Stock beneficially owned by each of the Reporting Persons, Investment Manager, IMGP and Mr. Bajaj may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of Common Stock that are owned beneficially and directly by the Reporting Persons. Each of Investment Manager, IMGP and Mr. Bajaj disclaims beneficial ownership of such shares of Common Stock for all other purposes.

(c) Other than as set forth herein, information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule 1 hereto and is incorporated herein by reference. On July 21, 2017, an investor contributed 332,148 shares of Common Stock to Osprey in kind; the price per share for the contribution was recorded at the July 20, 2017 closing price of $3.81.

(d) Osprey has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the shares of Common Stock covered by this Schedule 13D that may be deemed to be beneficially owned by the Reporting Persons.

(e) Messrs. Symonds and Tesoriere have ceased to be managing principals of Investment Manager and members of IMGP. As such, Messrs. Symonds and Tesoriere have ceased to have any beneficial ownership in the shares of Common Stock held by ACMF.

CUSIP No. 81763U100	SCHEDULE 13 D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2017

ALTAI CAPITAL MANAGEMENT, L.P.

By:	/s/ Rishi Bajaj
Name: Rishi Bajaj
Title: Authorized Signatory

ALTAI CAPITAL MANAGEMENT, LLC

By:	/s/ Rishi Bajaj
Name: Rishi Bajaj
Title: Authorized Signatory

By:	/s/ Rishi Bajaj
Name: Rishi Bajaj

CUSIP No. 81763U100	SCHEDULE 13 D	Page 8 of 8 Pages

SCHEDULE 1

Transactions of the Reporting Persons Effected

During the Past 60 Days

The following table sets forth all transactions in the Common Stock effected by each of the Reporting Persons in the past sixty days:

Investment Manager

Date	Security	Amount of Shares Bought (Sold)	Approximate Price per Share (excluding commissions)
8/24/2017	Common Stock	(200,000)	3.6303
8/30/2017	Common Stock	(34,789)	3.6081
8/31/2017	Common Stock	(342,515)	3.5928
9/01/2017	Common Stock	(40,706)	3.5546
9/08/2017	Common Stock	(53,685)	3.5378
9/11/2017	Common Stock	(101,639)	3.5071
9/12/2017	Common Stock	(244,676)	3.5563
9/14/2017	Common Stock	(73,563)	3.7490
9/15/2017	Common Stock	(245,953)	3.5953
9/18/2017	Common Stock	(69,696)	3.6018
9/19/2017	Common Stock	(6,385)	3.5001

All of the above transactions were effected on the open market.